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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
~~8-66547~~ 8-67777

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 AND ENDING 12/31/2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER
BEST DIRECT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

190 S. LASALLE STREET 7th Floor
(No. and Street)

CHICAGO	ILLINOIS	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVE ZAKRZEWSKI	(312) 775-3414
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Veraja-Snelling & Company
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	
(Street)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

The accompanying notes are an integral part of these financial statements

OATH OR AFFIRMATION

I, STEVEN ZAKRZEWSKI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BEST Direct Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

[signature] Signature

President Title

2/28/09 Date

Subscribed and sworn to before me this

28 day of February, 2009

[signature]

Notary Public 4/10/2011

This report** contains (check all applicable boxes)

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

TABLE OF CONTENTS

VERAJA-SNELLING & COMPANY
Certified Public Accountants

567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT

To the Members
BEST Direct Securities, LLC

190 S. LaSalle Street., Suite 700
Chicago, IL 60603

We have audited the accompanying statement of financial condition of BEST Direct Securities, LLC (an Illinois limited liability company) as of December 31, 2008 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BEST Direct Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Veraja-Snelling & Company

Glendale Heights, Illinois
February 22, 2009

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

VERAJA-SNELLING & COMPANY [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral part of these financial statements

BEST DIRECT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS		
Current Assets		
Cash	$	122,133
Terra Nova clearing account		25,000
Total Current Assets		***147,133***
Fixed Assets		
Equipment (net of $85 accumulated depreciation)		812
Software (net of $137 accumulated depreciation)		1,313
Total Fixed Assets (net of $222 accumulated depreciation)		2,125
Other Assets		
Prepaid Expenses		29,355
Income tax benefit		114,500
Total Other Assets		***143,855***
TOTAL ASSETS	***$***	***293,113***
LIABILITIES & CAPITAL		
Liabilities		
Accrued Expenses	$	10,017
Accrued 401K Expense		246
Payable to PFG		5,454
Total Liabilities		***15,717***
Capital		
Paid in Capital		500,000
Net Income		(222,604)
Total Capital		***277,396***
TOTAL LIABILITIES AND CAPITAL	***$***	***293,113***

The accompanying notes are an integral part of these financial statements

BEST DIRECT SECURITIES, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDING DECEMBER 31, 2008

Total Revenues	**$**	-
EXPENSES		
OPERATING EXPENSES		
Broker Support		
Printing Expense		2,824
Office Supplies Expense		753
Seminars & Education		1,124
Total Broker Support		***4,701***
Communication		
Courier/Shipping Expense		22
Postage Expense		16
Communication Expense		89
Telephone Expense		1,006
Total Communication		***1,133***
Personnel		
Salary Expense		238,760
Employee Bonus		8,000
401K Matching		246
Payroll Taxes		18,478
Payroll Fees		1,043
Total Personnel		***266,527***
Compliance		
Regulatory Fees Expense		29,832
Equifax ID Program		500
Filing Fees		4,115
Professional Fees - Legal		195
Total Compliance		***34,642***
Corporate		
Bank Charges		38
Depreciation Expense		1,342
Dues and Subscriptions		150
Entertainment & Meals		161
Maintenance & Repairs		-
Travel - Hotel/Lodging		351
Travel Expense		2,963
Miscellaneous Expense		564
Total Corporate		***5,569***
Occupancy		
Rent Expense		24,532
Total Occupancy		***24,532***
Total Operating Expenses		***337,104***
Income taxes (expense/benefit)		***(114,500)***
NET LOSS	***$***	***(222,604)***

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER BEST DIRECT SECURITIES, LLC

For the period (MMDDY 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1. Balance, beginning of period			$ 100,000	4240
A. Net income (loss)			(222,604)	4250
B. Additions (Includes non-conforming capital of	$	4262)	400,000	4260
C. Deductions (Includes non-conforming capital of		4272)	0	4270
2. Balance, end of period (From item 1800)			$ 277,396	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

The accompanying notes are an integral
part of these financial statements

BEST DIRECT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH PROVIDED/(USED) BY OPERATING ACTIVITIES	
Net Income	$ (222,604)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,342
(Increase)/decrease in assets	
Receivable from brokers or dealers-clearance	(25,000)
Prepaid expenses	(29,355)
Income tax benefit	(114,500)
Increase/(decrease) in liabilities	
Accrued expenses - parent company	10,017
Accrued 401K expense	246
Payable to parent company	5,454
Total cash used in operations	(374,400)
CASH USED BY OPERATING ACTIVITIES	
Purchase of fixed assets	(2,346)
Depreciation paid to parent company for facility sharing	(1,121)
Total cash applied to investing activities	(3,467)
CASH PROVIDED BY FINANCING ACTIVITIES	
Member contributions	
CASH APF Member distributions	400,000
Total cash provided by financing activities	400,000
NET INCREASE IN CASH	22,133
CASH AT BEGINNING OF PERIOD	100,000
CASH AT END OF PERIOD	$ 122,133
INCOME TAX BENEFIT	$ 114,500

The accompanying notes are an integral part of these financial statements

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Best Direct Securities, LLC ("the Company") was formed in the state of Illinois as a limited liability company and filed the Articles of Organization on September 20, 2007. The Company is a broker/dealer registered with the Financial Industry Regulatory Authority ("FINRA") in June of 2008. The Company became a member of the National Futures Association ("NFA") in July of 2008. The Company intends on executing exchange-traded equity securities, Forex and OTC equities, equity and index options, and futures contracts for its customers, however, as of December 31, 2008, the Company had not yet engaged in any trading activities.

Securities trading will be transacted through Terra Nova. Futures contracts will be transacted through Peregrine Financial Group, Inc., its parent company.

As a limited liability Company, the company shall continue in perpetual existence unless dissolved pursuant to the Operating Agreement. The conditions under which the Company may be dissolved only if the Members determine to dissolve the Company, or if the Company has no members and no Interest Holder agrees in writing, within thirty (30) days after the occurrence of the event pursuant to which the last person ceased to be a Member, to become a Member and be bound by the terms and conditions of this agreement. If the Company is dissolved, its affairs shall be wound up in accordance with the Illinois Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Cash Equivalents

For the purposes of the statement of cash flows, the Company's policy for defining cash equivalents are certificates of deposits and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and commonly referred to as "money market funds."

Advertising

The Company's policy is to expense advertising as incurred. During the year ended December 31, 2008, no advertising expenses were incurred.

Cash Deposits in Excess of Federally Insured Limits

From time to time, the Company may carry cash deposits in excess of federally insured limits. Management does not believe there is any significant risk of loss from cash.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses will be recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date will be recorded net on the statement of financial condition.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes recognized for operating losses that are available to offset future income taxes. Deferred taxes related to the differences between the bases of certain assets and liabilities for financial and income tax reporting has not been not recognized because management is of the opinion that the amount is immaterial.

Fixed Assets

Fixed assets are recorded at cost. The cost of fixed assets is depreciated over the estimated useful life of the related asset. Depreciation is computed using the straight line method, which conforms to U.S. generally, accepted accounting principles. The useful life of equipment and software for the purpose of computing depreciation is as follows:

Software	3 years
Computer Equipment	3 years

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Peregrine Financial Group, Inc. (PFG.) Under an Expense Sharing Agreement, ("the Agreement") the Company reimburses the parent company, PFG, for all expenses related directly to its business activities, as well as a proportionate amount of the shared facilities, totaling $2,866 per month, $24,496 for the year ended December 31, 2008. The Company also paid a total of $1,121 in depreciation expenses for the use of PFG's equipment.

In addition, PFG may also pay for other expenses for the Company, such as salaries, travel, equipment, etc., for which the Company, in turn, reimburses PFG within 30 days.

In accordance with this Agreement, the Company also reimburses PFG for the health, life, and medical insurance coverage they receive under PFG's insurance policies. The Company's employees are also entitled to participate in PFG's 401K plan.

During 2008, the Company incurred $134,099 in expenses under the sharing agreement. Of this amount, $10,017 was outstanding at year-end. In addition, at year-end, the Corporation owed an additional $5,454 to PFG for insurance benefits paid on behalf of one of the Company's employees. As these loans are short-term in nature, no interest has been accrued.

NOTE 3 – NET CAPITAL REQUIREMENTS

At December 31, 2008, the Company's net capital as computed pursuant to the rules of the FINRA and the NFA was $131,416, which was $86,416 more than the minimum net capital requirement of $45,000.

NOTE 4 – INCOME TAXES

In accordance with Statement of Financial Standards Accounting No. 109, the Company has recognized a tax benefit for operating losses incurred for the year ended December 31, 2008 in the amount of $114,500. This tax benefit will be used to offset income tax expenses in future years. Deferred taxes arising from differences in the depreciation methods used for financial and tax accounting purposes has not been recognized as management is of the opinion that it is immaterial.

NOTE 5 – 401(k) PENSION PLAN

The Company participates in a qualified 401(k) pension plan, sponsored by its parent company, PFG. All employees who have attained the age of 21 and have at least one year of service with the Corporation are eligible to participate. This is a defined contribution plan in which the employee can contribute up to 15% of his or her salary, and the Corporation matches 25% of the employee's contributions on the first 6%. Employees are immediately 100% vested in their own contributions and vested in the employer's matching contributions as follows:

20% after 2 years of service

40% after 3 years of service

60% after 4 years of service

80% after 5 years of service

100% after 6 years of service

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BEST DIRECT SECURITIES, LLC	as of	12/31/08

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$	277,396	3480
2.	Deduct ownership equity not allowable for Net Capital					3490
3.	Total ownership equity qualified for Net Capital				277,396	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities			$	277,396	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition	$ 145,980	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(145,980)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions				131,416	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities		3735			
	2. Debt securities		3733			
	3. Options		3730			
	4. Other securities	0	3734			
	D. Undue Concentration	0	3650			
	E. Other (List) Loss To Convert	0	3736		-	3740
10.	Net Capital			$	131,416	3750

Differences between audited financial statements and Company's unaudited FOCUS report, as filed:

OTHER ASSETS PER UNAUDITED FOCUS REPORT		$	9,472
OTHER ASSETS PER AUDITED FINANCIAL STATEMENTS			
Fixed assets	2,125		
Other assets	143,855		(145,980)
DIFFERENCE		$	(136,508)

EXPLANATION:

Added:	Income tax benefit	$	114,500
Added:	Prepaid expenses		22,230
Less:	Accumulated Depreciation		(222)
	DIFFERENCE	$	136,508

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	BEST DIRECT SECURITIES, LLC	as of	12/31/08

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19)	$	1,048	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A	$	**45,000**	3758
13. Net capital requirement (greater of line 11 or 12)	$	45,000	3760
14. Excess net capital (line 10 less 13)	$	86,416	3770
15. Excess net at 1000% (line 10 less 10% of line 19)	$	129,844	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	15,717	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. market value of securities borrowed for which no equivalent value is paid or credited		3810			
C. Other unrecorded amounts(List)		3820	$	(	3830
19. Total aggregate indebtedness			$	15,717	3840
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10)			%	0.12	3850
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d)			%	0.0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net captial requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 100 less 24)	$		3910
26. Net capital in excess of the greater of:			
A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 17400) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BEST DIRECT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2008

The company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

BEST DIRECT SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2008

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2008 and does not have any PAIB accounts.

BEST DIRECT SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2008

The Company did not handle any customer cash or securities during the year ended December 31, 2008 and does not have any customer accounts.

VERAJA-SNELLING & COMPANY
Certified Public Accountants
567 James Court, Glendale Heights, IL 60139-3206 • Phone (630) 790-4269 • Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
BEST Direct Securities, LLC
190 S. LaSalle Street, Suite 700
Chicago, IL 60603

In planning and performing our audit of the financial statements of BEST Direct Securities, LLC for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Glendale Heights, Illinois

February 22, 2009